[redacted]

82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

September 12, 2005

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF $500,000

Vancouver, British Columbia -- Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company is raising gross proceeds of up to $507,000 by way of a non-brokered private placement of up to 2,600,000 units at $0.195 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share at a price of $0.26 per share for a period of two years following closing of the private placement. The Company will pay a cash finder's fee of 8.2% of the gross proceeds with respect to certain of the subscribers.

The subscription proceeds will be used for exploration projects on the Company's properties in the Northwest Territories and for corporate and administrative expenses and working capital.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: 604.628.5800 Toll Free: 1.866.684.4209
Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.